SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
July 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 31 July 2002

By: ______________________________

Title: Deputy Group Secretary

PRUDENTIAL PLC ANNOUNCEMENT

Schedule 11 - Notification of Interests of Directors and Connected Persons

Holders in Prudential plc

No of Reports in announcement: 1

1. Name of director:

   Roberto Mendoza

2. Please state whether notification indicates that it is in respect of holding of the director named in 1 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

   Director named above

3. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

   Roberto Mendoza

4. Please state whether notification relates to a person(s) connected with the director named in 1 above and identify the connected person(s):

   N/A

5. Please state the nature of the transaction. For PEP transactions please indicate whether general/single/Company on PEP and if discretionary/non-discretionary:

   Purchase of 20,000 shares in Prudential plc

6. Number of shares/amount of stock acquired:

   20,000

7. Percentage of issued class:

   0.001%

8. Number of shares/amount of stock disposed:

   N/A

9. Percentage of issued class:

N/A

10. Class of security:

Shares of 5p each

11. Price per share:

£4.81

12. Date of transaction:

30 July 2002

13. Date company informed:

30 July 2002 - see additional information

14. Total holding following this transaction:

43,918

15. Total percentage holding of issued class following this notification:

Less than 0.003%

If a director has been granted options by the company, please complete the following fields:

16. Date of grant:

N/A

17. Period during which or date on which exercisable:

N/A

18. Total amount paid (if any) for grant of the option:

N/A

19. Description of shares or debentures involved: class, number:

N/A

20. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

N/A

21. Total number of shares or debentures over which options held following this notification:

N/A

Additional information:

The Company was informed of this transaction after close of UK Business on 30 July 2002.

-ENDS-

Contact name for Enquiries

Jennie Webb

020 7548 6027

Company official responsible for making notification

John Price, Deputy Group Secretary

020 7548 3805